Fusion Acquisition Corp.

375 Park Avenue, Suite 2607

New York, New York 10152

June 23, 2020

VIA EDGAR

Kevin Dougherty

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fusion Acquisition Corp.
Registration Statement on Form S-1
Filed June 8, 2020, as amended
File No. 333-239023

Dear Mr. Dougherty:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Fusion Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on June 25, 2020, or as soon thereafter as practicable.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ John James
Name:	John James
Title:	Chief Executive Officer and Director

cc: Elliott Smith, White & Case LLP

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